Prospectus Supplement No. 3 Dated October 14, 2004
(To Prospectus Dated February 6, 2004, as supplemented
by Prospectus Supplement No. 1 Dated June 29, 2004
and Prospectus Supplement No. 2 Dated July 19, 2004)

Filed Pursuant to Rule 424(b)(3)
Commission File No. 333-111405

20,284,411 Shares

P-COM, INC.

Common Stock

This Prospectus Supplement No. 3 (the “Prospectus Supplement”) supplements our Prospectus dated February 6, 2004, as supplemented by Prospectus Supplement No. 1 dated June 29, 2004 and Prospectus Supplement No. 2 dated July 19, 2004 (the "Prospectus"), relating to the sale by certain of our current stockholders, or their transferees, assignees, pledgees, donees or other successors in interest (the "Selling Stockholders"), of up to 20,284,411 shares (adjusted to reflect the 1-for-30 reverse stock split implemented on July 19, 2004) of our common stock, underlying shares of our convertible preferred stock and currently exercisable warrants that were issued in connection with capital raising transactions conducted by P-Com in 2003.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that information contained in this Prospectus Supplement supersedes the information contained in the Prospectus.

Recent Developments

At our 2004 Annual Meeting of Stockholders, which was held on October 8, 2004, our stockholders approved a proposal to permit the removal of certain limitations on the exercise of our outstanding warrants.

Currently, the holders of our outstanding Series A Warrants and Series B Warrants are prevented from exercising any of these warrants if the exercise would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 4.99% of our outstanding common stock. Similarly, the holders of our Series C-1 Warrants and Series C-2 Warrants are prevented from exercising any of these warrants if the exercise would cause the holder or any of its affiliates, individually or in the aggregate, to beneficially own more than 9.999% of our outstanding common stock. According to the terms of these warrants, the 4.99% and 9.999% limitations on exercise may not be removed without the prior approval of our stockholders. At our 2004 Annual Meeting, our stockholders approved the removal of these exercise limitations.

The approval by our stockholders to permit the removal of the 4.99% and 9.999% exercise limitations will not necessarily effect any change to our outstanding warrants. Since the removal of these exercise limitations requires the prior approval of both our stockholders and the holder of each warrant being amended, the approval by our stockholders will enable (but not require) us to remove the applicable exercise limitation from any of our outstanding warrants if the holder of the warrant so desires.

The other proposals approved by our stockholders at the 2004 Annual Meeting are described in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on October 14, 2004.  A copy of this report is attached to this Prospectus Supplement and incorporated herein by reference.

October 14, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	October 8, 2004

P-Com, Inc.
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	0-25356	77-0289371
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

3175 S. Winchester Boulevard, Campbell, CA		95008
_________________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant’s telephone number, including area code	408.866.3666

Not Applicable
______________________________________________
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a) On October 12, 2004, P-Com, Inc. ("P-Com") filed a certificate of amendment of its certificate of incorporation with the Secretary of State of the State of Delaware to increase the number of authorized shares of common stock, par value $0.0001 per share, from 23,333,333 shares to 35,000,000 shares. This increase was approved by P-Com’s board of directors on August 17, 2004 and by P-Com’s stockholders on October 8, 2004. The certificate of amendment was filed by the Secretary of State of the State of Delaware on October 12 ,2004.

Item 8.01. Other Events.

On October 11, 2004, P-Com issued a press release announcing that on October 8, 2004, its stockholders approved a number of resolutions designed to assist management in achieving its long-term business objectives. On October 12, 2004, P-Com issued a press release announcing the formation of a joint venture with Nanjing Putian, one of China’s largest manufacturers and suppliers of telecom equipment. These press releases are attached to this report as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein in their entirety.

Item 9.01. Financial Statements and Exhibits.

(c) See Exhibit Index.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

P-Com, Inc. (Registrant)

October 14, 2004	By:	/s/ Sam Smookler

Name: /s/ Sam Smookler
Title: President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

EX-99.1	News release of P-Com, Inc., dated October 11, 2004
EX-99.2	News release of P-Com, Inc., dated October 12, 2004

Media Contact:	Investor Contact:

Greg Berardi Blue Marlin Partners 415-239-7826 greg@bluemarlinpartners.com	Dan Rumsey, General Counsel and Acting CFO 408-866-3666 dan.rumsey@p-com.com

Doug Sherk, Jennifer Beugelmans EVC Group, Inc. (415) 896-6820 dsherk@evcgroup.com

P-COM SHAREHOLDERS APPROVE
MANAGEMENT RESOLUTIONS
________________________________________________________________________

CAMPBELL, CA (Oct. 11, 2004) - P-Com, Inc. (OTC Bulletin Board: PCMC), a worldwide provider of broadband wireless access products and services to carriers, commercial enterprises and government agencies, today announced that shareholders approved a number of management resolutions at its annual meeting of shareholders held on Friday, October 8, that are designed to assist management in achieving the company’s long-term business objectives.

Shareholders approved the following:

•	An amendment to P-Com’s certificate of incorporation to increase the authorized common stock of P-Com from 23,333,333 shares to 35,000,000 shares;

•	An amendment to approve the removal of certain limitations on the exercise of P-Com’s outstanding warrants;

•	An amendment to adopt P-Com’s 2004 Equity Incentive Plan, which shall replace P-Com’s 1995 Stock Option/Stock Issuance Plan;

•	An amendment to elect George P. Roberts and Brian T. Josling to P-Com’s Board of Directors to serve for three-year terms ending upon the 2007 annual meeting of stockholders or until successors are duly elected and qualified; and

•	An amendment to ratify the appointment of Aidman Piser & Company as independent auditors of P-Com for the fiscal year ending December 31, 2004.

“P-Com appreciates shareholder support of management in connection with these important resolutions,” said Sam Smookler, Chief Executive Officer of P-Com. “While we recognize that this past year has been a challenge, we are committed to continuing to earn our shareholder’s trust, and accomplishing our operating objectives in an otherwise difficult business environment.”

About P-Com, Inc.
P-Com, Inc. develops, manufactures, and markets point-to-point, spread spectrum and point-to-multipoint, wireless access systems to the worldwide telecommunications market. P-Com’s broadband wireless access systems are designed to satisfy the high-speed, integrated network requirements of Internet access and private networks. Cellular and personal communications service (PCS) providers utilize P-Com point-to-point systems to provide backhaul between base stations and mobile switching centers. Government, utility, and business entities use P-Com systems in public and private network applications. For more information visit www.p-com.com or call 408-866-3666.

Safe Harbor Statement

Statements that are forward looking and involve known and unknown risks and uncertainties may cause P-Com’s actual results in future periods to be materially different from any future performance that may be suggested in this news release. Such factors may include, but are not limited to: the ability to achieve positive cash flow given the Company’s existing and anticipated operating and other costs and current sales trends; the Company’s cash position and its need to raise additional capital, and whether that capital is available on acceptable terms, if at all; the Company’s ability to negotiate payment terms with its creditors, including its equipment lease vendors, and settle outstanding litigation; the continued intense competition from leading telecommunications equipment and technology suppliers resulting in lower average selling prices; fluctuations in customer demand; reliance upon subcontractors; the ability of P-Com’s customers to finance their purchases; the timing of new technology and product introductions; and the risk of early obsolescence. Many of these risks and uncertainties are beyond P-Com’s control. Reference is made to the discussion of risk factors detailed in P-Com’s filings with the Securities and Exchange Commission including its reports on Form 10-K, 10-Q and 8-K.

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Media Contact:	Investor Contact:

Greg Berardi Blue Marlin Partners 415-239-7826 greg@bluemarlinpartners.com	Dan Rumsey, General Counsel and Acting CFO 408-866-3666 dan.rumsey@p-com.com

Doug Sherk, Jennifer Beugelmans EVC Group, Inc. (415) 896-6820 dsherk@evcgroup.com

P-COM ANNOUNCES JOINT VENTURE IN CHINA
P-COM PARTNERS WITH NANJING PUTIAN

CAMPBELL, CA (Oct. 12, 2004) - P-Com, Inc. (OTC Bulletin Board: PCMC), a worldwide provider of broadband wireless access products and services to carriers, commercial enterprises and government agencies, today announced the formation of a joint venture with Nanjing Putian, one of China’s largest manufacturers and suppliers of telecom equipment.

The joint venture, called Beijing P-Com Broadband Wireless Communications Ltd., will market P-Com’s licensed and unlicensed products to large mobile carriers and corporate customers in China. The joint venture will begin operations upon approval of the joint venture by the People’s Republic of China.

Nanjing Putian, a subsidiary of China Putian, has relationships with China Mobile and China Unicom, the two biggest cellular companies in China, as well as China Rail, China Netcom and Great Wall, large corporate customers operating within the country.

The joint venture is an expansion of P-Com’s existing sales efforts in China, where it has been marketing its wireless broadband products for more than 10 years.

“The market for wireless broadband products in China is significant and will grow rapidly because of the accelerating demand for broadband services,” said Yuan Yong, Vice President of Nanjing Putian Wireless. “Nanjing Putian Wireless selected P-Com because of its proven track record of engineering excellence and in providing reliable, cost-effective wireless broadband products to the market.”

P-Com CEO Sam Smookler said: “P-Com’s joint venture in China is a major opportunity for P-Com to leverage the strategic relationships that Nanjing Putian Wireless has had for many years. This joint venture will greatly expand our sales initiatives in China, which is a key growth market for P-Com. We’re pleased to be working with such a well-respected partner as Nanjing Putian Wireless.”

About P-Com, Inc.
P-Com, Inc. develops, manufactures, and markets point-to-point, spread spectrum and point-to-multipoint, wireless access systems to the worldwide telecommunications market. P-Com’s broadband wireless access systems are designed to satisfy the high-speed, integrated network requirements of Internet access and private networks. Cellular and personal communications service (PCS) providers utilize P-Com point-to-point systems to provide backhaul between base stations and mobile switching centers. Government, utility, and business entities use P-Com systems in public and private network applications. For more information visit www.p-com.com or call 408-866-3666.

Safe Harbor Statement
Statements that are forward looking and involve known and unknown risks and uncertainties may cause P-Com’s actual results in future periods to be materially different from any future performance that may be suggested in this news release. Such factors may include, but are not limited to: the ability to achieve positive cash flow given the Company’s existing and anticipated operating and other costs and current sales trends; the Company’s cash position and its need to raise additional capital, and whether that capital is available on acceptable terms, if at all; the Company’s ability to negotiate payment terms with its creditors, including its equipment lease vendors, and settle outstanding litigation; the continued intense competition from leading telecommunications equipment and technology suppliers resulting in lower average selling prices; fluctuations in customer demand; reliance upon subcontractors; the ability of P-Com’s customers to finance their purchases; the timing of new technology and product introductions; and the risk of early obsolescence. Many of these risks and uncertainties are beyond P-Com’s control. Reference is made to the discussion of risk factors detailed in P-Com’s filings with the Securities and Exchange Commission including its reports on Form 10-K, 10-Q and 8-K.

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